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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ELEVON, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

286267109

(CUSIP Number)

Fallen Angel Equity Fund, L.P.

c/o Fallen Angel Capital LLC

125 Half Mile Road

Red Bank, NJ 07701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Daniel P. Finkelman

Testa, Hurwitz & Thibeault, LLP

125 High Street

Boston, MA 02110

July 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

Item 1.    Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Elevon Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 303 Second Street, 3 North, San Francisco, California 94107.

Item 2.    Identity and Background.

Fallen Angel Equity Fund, L.P. (the “Partnership”) is a Delaware limited partnership. The Partnership is located at c/o Fallen Angel Capital, LLC, 125 Half Mile Road, Red Bank, NJ 07701. The general partner of the Partnership is Fallen Angel Capital, LLC (the “General Partner”).

The General Partner is located at 125 Half Mile Road, Red Bank, NJ 07701. The manager of the General Partner is Barry Goldsmith. The business address of Mr. Goldsmith is 125 Half Mile Road, Red Bank, NJ 07701.

Item 4.    Purpose of Transaction.

Not Applicable.

Item 5.    Interest in Securities of the Issuer.

The Partnership has ceased to own beneficially more than 5% of the outstanding Common Stock of the Issuer.

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.    Material to be Filed as Exhibits.

Not Applicable.

All other items reported on the Schedule 13D dated as of May 8, 2003 and filed on behalf of the Partnership with respect to the Common Stock of the Issuer remain unchanged.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	July 25, 2003

Signed:	/s/ Ira Cohen

Ira Cohen, Member, Fallen Angel Capital, LLC

General Partner of the Partnership